SECURITIES AND EXCHANGE COMMISSION
05042102

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

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SEC MAIL RECEIVED MAY 3 1 2005 WASH. D.C.

SEC FILE NUMBER
8- 36999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2001 (MM/DD/YY) AND ENDING 06/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Advisory & Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3390 Auto Mall Drive, Suite 200
(No. and Street)

Westlake Village, CA 91362
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerry Sanada (805) 371-8020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McNutt & Taylor, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

6355 Topanga Canyon Blvd., #200, Woodland Hills, CA 91367
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 7 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Sanada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Advisory & Securities, Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial & Operations Principal

Title

Lee J. Falberg

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California
County of Ventura

On 5/23/2005 before me, Lee H. Falberg, Notary Public
Date — Name, title - e.g., John Doe, Notary Public

personally appeared Jerry Sanada
Name(s) of Signers(s)

☒ Personally known to me

OR

☐ Proved to me on the basis of

Type and # of ID

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

LEE H. FALBERG
COMM. #1422519
NOTARY PUBLIC - CALIFORNIA
VENTURA COUNTY
MY COMM. EXPIRES JUNE 6, 2007
Seal

Lee H. Falberg
Signature of Notary

Lee H Falberg
Print Notary's Name, County in which Commissioned, and Commission Expiration Date

OPTIONAL

The data below is not required by law, however it may prove valuable to persons relying on the document and could prevent fraudulent reattachment of this form.

SIGNATURE AUTHORITY OF SIGNER:

☐ INDIVIDUAL
☒ CORPORATE OFFICER(S)
Financial & Operations Principal
Title(s)
☐ PARTNER
☐ *LIMITED*
☐ *GENERAL*
☐ ATTORNEY-IN-FACT
☐ TRUSTEE(S)
☐ GUARDIAN/CONSERVATOR
☐ OTHER:

NAME(S) OF PERSON(S) OR ENTITY(IES) SIGNER IS REPRESENTING:

DESCRIPTION OF ATTACHED DOCUMENT

OATH OR AFFIRMATION
TITLE OR TYPE OF DOCUMENT

one
NUMBER OF PAGES

6/30/2002
DATE OF DOCUMENT

SIGNER(S) OTHER THAN NAMED ABOVE:

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

YEAR ENDED JUNE 30, 2002

ALLIANCE ADVISORY & SECURITIES, INC.

3390 AUTO MALL DRIVE, SUITE 200

WESTLAKE VILLAGE, CALIFORNIA 91362

CONTENTS

McNutt Taylor

Certified Public Accountants

6355 Topanga Canyon Blvd., Suite 200 • Woodland Hills, California 91367
Tel: 818/883-3200 • Fax: 818/883-9157

Independent Auditor's Report

Board of Directors
Alliance Advisory and Securities, Inc.

We have audited the accompanying statement of financial condition of Alliance Advisory & Securities, Inc. (A wholly owned subsidiary of Alliance Financial Group, Inc.) as of June 30, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Advisory & Securities, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and Part II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McNutt & Taylor
McNutt & Taylor
Certified Public Accountants

Woodland Hills, California
August 23, 2002

ALLIANCE ADVISORY & SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ALLIANCE FINANCIAL GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

CURRENT ASSETS		
Cash in checking and savings	$	52,868
Cash with clearing organization (Note 3)		35,000
Accounts Receivable (Note 4)		29,227
Securities owned, not readily maketable(Note 5)		3,300
Prepaid Insurance		479
TOTAL CURRENT ASSETS		120,874
Property and equipment-Net (Notes 2 and 5)		3,992
TOTAL ASSEST	$	124,866

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABLITIES		
Commission Payable	$	3,445
Accounts Payable		6,864
Payroll Taxes Payable		87
Lines of Credit Payable		20,422
Security Deposits		1,000
Deferred Income Tax Payable(Note 7)		4,098
TOTAL CURRENT LIABLITIES		35,916
LONG TERM LIABILITES		
Deferred Income Tax Payable(Note 7)		193
TOTAL LONG TERM LIABILITIES		193
TOTAL LIABILITES		36,109
STOCKHOLDERS' EQUITY		
Common Stock		1,000
Paid In Capital		14,000
Retained Earnings		73,757
TOTAL STOCKHOLDERS' EQUITY		88,757
TOTAL LIABILITIES AND EQUITY	$	124,866

The accompanying notes are an integral part of these financial statements.

ALLIANCE ADVISORY & SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ALLIANCE FINANCIAL GROUP, INC.)

INCOME STATEMENT
FOR THE YEAR ENDED JUNE 30, 2002

REVENUE	
Commissions & Fees (Note 2)	$ 528,474
Interest and dividends	1,269
Other	19,925
TOTAL REVENUES	549,668
DIRECT COSTS	
Commissions	79,502
TOTAL DIRECT COSTS	79,502
GROSS PROFIT	470,166
OPERATING EXPENSES	
Advertising	2,529
Bank Charges	528
Computer Expense	414
Depreciation	3,178
Dues & Subscriptions	719
Equipment lease	838
Meals & Entertainment	1,129
Medical Insurance	18,730
Miscellaneous	238
Insurance	6,383
Interest	1,492
Licenses & Fees	4,263
Office Expense	5,286
Payroll Processing	1,339
Payroll Taxes	25,536
Legal and Professional Fees	3,668
Rent	39,653
Repairs & Maintenance	561
Office Employee Benefits	532
Salaries & Wages	174,453
Salaries-Officers	155,550
Telephone	8,470
Travel & Meetings	3,180
Total Operating Expenses	458,669
Income (loss) before income taxes	11,497
Income taxes(Note 7)	3,528
NET INCOME (LOSS)	$ 7,969

The accompanying notes are an integral part of these financial statements.

ALLIANCE ADVISORY & SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ALLIANCE FINANCIAL GROUP, INC.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

Cash flows from operating activities:		
Net Income	$	7,969
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		3,178
(Increase) decrease in commissions receivable		(335)
(Increase) decrease in prepaid expenses		198
Increase (decrease) in commissions payable		(13,140)
Increase (decrease) in income taxes payable		(572)
Increase (decrease) in deferred taxes payable		3,093
Increase (decrease) in accounts payable		(6,055)
Total adjustments		(13,633)
Net cash provided (used) by operating activities		(5,664)
Cash flow from financing activities:		
Net borrowings on line of credit		2,422
Net cash provided (used) by financing activities		2,422
Cash flow from investing activities:		
Net cash provided (used) by investing activities		0
Net increase (decrease) in cash and savings		(3,242)
Cash in checking and savings, begining of year		91,110
Cash in checking and savings, end of year	$	87,868
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$	1,492
Income Tax	$	1,007

The accompanying notes are an integral part of these financial statements.

ALLIANCE ADVISORY & SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ALLIANCE FINANCIAL GROUP, INC.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

	Common Stock	Paid-in Capital	Retained Earnings	Total
Common Stock, no par value, 1,000,000 shares authorized 106,000 shares issued.				
BALANCE - July 1, 2001	$ 1,000	$ 14,000	$ 65,788	$ 80,788
Net Income(loss) for the year			7,969	7,969
BALANCE - June 30, 2002	$ 1,000	$ 14,000	$ 73,757	$ 88,757

The accompanying notes are an integral part of these financial statements.

ALLIANCE ADVISORY & SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2002

NOTE 1 - Nature of the Business -

Alliance Advisory & Securities, Inc., (AASI) a wholly owned subsidiary of Alliance Financial Group, Inc. was incorporated on May 12, 1982. Alliance Advisory is a broker/dealer in securities and is registered with the Securities and Exchange Commission (SEC) and is regulated primarily by the Securities Exchange Act of 1934. AASI is also a member of the National Association of Securities Dealers (NASD). AASI provides financial planning & consulting, insurance and brokerage services.

NOTE 2 - Significant Accounting Policies

Commission & Fee Revenues
AASI records commissions and fees when they are earned or the service has been provided.

Depreciation
The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method for financial reporting purposes and at accelerated rates for income tax purposes. The Company follows the practice of capitalizing all expenditures for property and equipment in excess of $1,500.

Income Taxes
Deferred taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Computation of Net Capital Pursuant to Rule 15c3-1
The schedule entitled "Computation of New Capital Requirements Pursuant to Rule 15c3-1" is required by the SEC. The Broker or dealer is required to be in compliance with the net capital rule (rule 15c3-1) at all times. AASI is required to maintain a minimum net capital as defined under the provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934. See page 8 for the net capital requirements computation.

Estimates used in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE 3 - Deposit with clearing organization

Cash of $35,000 has been segregated in a deposit account held by the clearing broker pursuant to a clearing agreement with RPR Correspondent Clearing, a division of Dain Rauscher Inc. The clearing broker provides certain services to the company with respect to accounts of customers of the company, such as executing, clearing and settling securities transactions of behalf of the company as well as the safeguarding of account funds and securities.

NOTE 4 - ACCOUNTS AND COMMISSIONS RECEIVABLE

Following is a summary of receivables at June 30, 2002:

Commissions and Fees	$37,797
Due from advisors and employees	230
Less: Allowance for doubtful accounts	(8,800)
Net Receivables	$29,227

NOTE 5 - Investment

The company's securities investments consisted of stock warrants on 300 shares of the NASDAQ Stock Market, which are being considered as available-for-sale securities. Available-for-sale securities are recorded at fair value in investments, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. As of June 30, 2002 these securities are not readily marketable and are valued at fair value by the Board of Directors.

NOTE 6 - Property and Equipment

Property and equipment consists of the following:

Office Equipment	$ 18,212
Less: Accumulated Depreciation	(14,220)
Net Property and Equipment	$ 3,992

Depreciation expense was $3,178 for the year ended June 30, 2002.

NOTE 7 - Bank Line of Credit

Under the terms of a line of credit with a bank, the company may borrow up to $50,000 at 1.75% above the bank's prime interest rate. As of June 30, 2002, the company had $31,250 of unused line of credit with the bank to be drawn upon as needed.

The Company also has a overdraft line of credit with the bank in the amount of $10,000 at an annual interest rate of 17.0% effective at June 1, 2002.

NOTE 8 - Income Taxes

AASI files its Federal Income Tax return on the cash basis. For the Fiscal year ended June 30, 2002, the current income tax liability is $800 and net deferred income taxes (due to temporary differences) of $2,728.

NOTE 9 - Related Party

AASI pays rent, on a month to month basis, for its office facilities from Westlake Partners, a partnership of which its parent company is a 75% general partner. The current monthly rent being paid is $4,209.37.

SCHEDULE I
ALLIANCE ADVISORY & SECURITIES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15C3-1

JUNE 30, 2002

COMPUTATION OF NET CAPITAL

Total Ownership Equity from Statement of Financial Condition	$88,757
Less: Non-allowable assets	
Petty Cash	37
Receivables 30+Days	-0-
Employee/Agent Receivable	230
Prepaid Insurance	479
Stock Warrants	3,300
Property and Equipment	3,992
Net capital before haircuts on securities positions	$80,719
Hair cuts on securities(computed, where applicable, pursuant to rule 15c3-1(f)	
Other securities	1,056
NET CAPITAL	$79,663

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities (from Statement of Financial Condition)	36,109
Percentage of Aggregate Indebtedness to Net Capital	45.33
Percentage of Debt-Equity to Total Computed in accordance with Rule 15c3-1 (d)	N/A

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minium Net Capital Requirements:	
6 2/3 of Net Aggregate Indebtedness	$ 2,407
Minium Dollar Net Capital Required	5,000
Net Capital required of above amounts	5,000
EXCESS CAPITAL	$74,663
Excess net capital at 1000% (Net Capital less 10% of Aggregate Indebtedness)	$76,052

SCHEDULE I
ALLIANCE ADVISORY & SECURITIES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15C3-1

JUNE 30, 2002

RECONCILIATION BETWEEN AUDITED AND
UNAUDITED FINANCIAL STATEMENTS

Net Capital per Unaudited Financial Statements	$82,184
Adjustments:	
Net audit adjustments	(2,521)
Net Capital per above	$79,663

SCHEDULE II
ALLIANCE ADVISORY & SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

JUNE 30, 2002

A computation of reserve requirement in not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

SCHEDULE III
ALLIANCE ADVISORY & SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2002

Information relating to possession or control requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

PART II

ALLIANCE ADVISORY & SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

JUNE 30, 2002

McNutt Taylor

Certified Public Accountants

6355 Topanga Canyon Blvd., Suite 200 • Woodland Hills, California 91367
Tel: 818/883-3200 • Fax: 818/883-9157

BOARD OF DIRECTORS
Alliance Advisory & Securities, Inc.

In planning and performing our audit of the financial statements of Alliance Advisory & Securities, Inc. for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c-3. We did not review the practices and procedures followed the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Because of inherent limitations in any internal control structure or the practices and procedures structure, errors can or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

McNutt & Taylor
Certified Public Accountants

Woodland Hills, California
August 23, 2002

Alliance
Advisory
& Securities, Inc.

A Registered Investment Advisor / Member NASD & SIPC

CREDENTIALED ADVISORS:

Dick D. Allio, CFP
Julian J. Bender, CFP, JD
Sandi Bublitz, CFP
Eileen E. Erdelyi, CFP
Lee H. Falberg, CPFA, MBA
Rick Farwell, CFP, CFS, CRC
Jerry Meador, CPA
Elsy Mektrakam-Nguyen, JD
John Miller, CFP, PhD
Jerry V. Sanada, CFP, CFA
Randy Sanada Jr., CFP
Randall P. Sanada, CFP, ChFC, MSFS

SEC MAIL PROCESSING RECEIVED MAY 31 2005 WASH, D.C. 209 SECTION

May 20, 2005

NASD
Attn: Allissa Johnson, Supervisor
Los Angeles District Office
300 South Grand Ave., Suite 1600
Los Angeles, CA 90071-3126

Dear Ms. Johnson:

As per your request, enclosed is an amended annual filing of audited financial statements for the year ended June 30, 2002. The report has been amended to include the following items:

A. Computation for the Determination of Reserve Requirements Pursuant to Rule 15c3-3.
B. Information Relating to the Possession or control Requirements under Rule 15c3-3.

If you have any questions or comments, please contact me at (805) 371-8020, ext. 225.

Sincerely,

Jerry Sanada
Financial & Operations Principal

cc: Securities & Exchange Commission
Securities & Exchange Commission Pacific Regional Office

3390 Auto Mall Drive, Suite 200 • Westlake Village, CA 91362 • (805) 371-8020 • Toll-free (888) 234-7526
FAX: (805) 371-8008 • www.allianceadvisory.com • California License #0735916